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                          [INTERPOOL, INC. LETTERHEAD]


CONTACT:  Raoul J. Witteveen
          (212) 916-3261



FOR IMMEDIATE RELEASE

                 INTERPOOL TO PAY CASH DIVIDEND ON COMMON STOCK

         PRINCETON, NJ, March 31, 1997 - - Interpool, Inc. (NYSE: IPX) announced that it will pay a cash dividend of 3.75 cents per share for the first quarter of 1997. The dividend will be payable on April 15, 1997 to shareholders of record on April 7, 1997. The aggregate amount of the dividend is expected to be approximately $1,033,000.00.

         The amount of the quarterly dividend is based on a 1997 annualized dividend rate of 15 cents per share. This dividend reflects the previously announced 12.5% increase from the 1996 dividend rate after giving effect to the March 27, 1997 three-for-two stock split.

         Martin Tuchman, Chairman and Chief Executive Officer, commented that Interpool was "very pleased to be able to offer the increased dividend to its shareholders as a direct result of the company's strong profitability."

         Interpool, originally founded in 1968, is one of the world's leading lessors of cargo containers used in international trade and is the second largest lessor of intermodal container chassis in the United States. Interpool leases its containers and chassis to over 200 customers, including nearly all of the world's 20 largest international container shipping lines.


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